                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             --------------------


                                 SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1 )


                            Curtice Burns Foods, Inc.
     --------------------------------------------------------------------
                                (Name of Issuer)


                       Class A Common and Class B Common
     --------------------------------------------------------------------
                          (Title of Class of Securities


                                   231382102
     --------------------------------------------------------------------
                                 (CUSIP Number)






          Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13-7.)

 -------------------------                  ----------------------------
 | CUSIP No.   231382102 |                  | Page   2   of   5  Pages |
 -------------------------                  ----------------------------

            1            NAME OF REPORTING PERSONS:  AGWAY INC.

                         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:  15-0277720


            2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not Applicable


            3            SEC USE ONLY

            4            CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware Corporation


        Number of        5    SOLE VOTING POWER:  899,447 Class A Common; 2,036,643
          Shares              Class B Common*
       Beneficially
       Owned By Each     6    SHARED VOTING POWER:  -0-
         Reporting
        Person With      7    SOLE DISPOSITIVE POWER:  899,447 Class A Common; 2,036,643 Class B
                              Common*

                         8    SHARED DISPOSITIVE POWER:  -0-


             9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                          2,936,090 Class A Common and Class B Common*

            10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                         SHARES:  Not Applicable


            11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

                         14% - Class A Common*
                         99% - Class B Common*
                         (34% aggregate of all outstanding common stock)*

            12           TYPE OF REPORTING PERSON:  CO

            * As described in Item 6 below, the shares of Curtice Burns Foods, Inc. (the "Company") described herein have been tendered by Agway Holdings, Inc., a subsidiary of Agway, Inc., to PF Acquisition Corp., a subsidiary of Pro-Fac Cooperative, Inc. ("Pro-Fac") in connection with the sale of the Company to Pro-Fac. Further details of that transaction are set forth below.

   -------------------------                   ----------------------------
   | CUSIP No.   231382102 |                   | Page   3   of   5  Pages |
   -------------------------                   ----------------------------

    Item 1(a).  Name of Issuer:

                  Curtice Burns Foods, Inc.
                -----------------------------------------------------------
    Item 1(b).  Address of Issuer's Principal Executive Offices:

                  90 Linden Place, P. O. Box 681, Rochester, NY  14605-0681
                -----------------------------------------------------------
    Item 2(a).  Name of Person Filing:

                  Agway Inc.
                -----------------------------------------------------------
    Item 2(b).  Address of Principal Business Office or, if None, Residence:

                  333 Butternut Drive, DeWitt, NY  13214
                ------------------------------------------------------------
    Item 2(c).  Citizenship:

                  Delaware Corporation
                ------------------------------------------------------------
    Item 2(d).  Title of Class of Securities:

                  Class A Common and Class B Common
                ------------------------------------------------------------
    Item 2(c).  CUSIP Number:

                  231382102
                ------------------------------------------------------------
    Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d- 2(b), check whether the person filing is a:

                  Not Applicable.
                -------------------------------------------------------------

  --------------------------                 ----------------------------
  |  CUSIP No.   231382102 |                 | Page   4   of   5  Pages |
  --------------------------                 ----------------------------
    Item 4.  Ownership*

             (a)   Amount beneficially owner:

                   899,447 Class A Common; 2,036,643 Class B Common_________

             (b)   Percent of class:

                   14% - Class A Common; 99% - Class B Common (34% aggregate of all outstanding common stock)_________________________

             (c)   Number of shares as to which such person has:

                   (i) Sole power to vote or to direct the vote 899,447 Class A Common; 2,036,643 Class B Common___________
                   (ii)  Shared power to vote or to direct the vote   -0- __
                   (iii) Sole power to dispose or to direct the disposition
                         of 899,447 Class A Common; 2,036,643 Class B Common
                   (iv) Shared power to dispose or to direct the disposition of -0-______________________________________________

              *     See Item 6 below.

    Item 5.  Ownership of Five Percent or Less of a Class.

             Not Applicable.

    Item 6. Ownership of More than Five Percent on Behalf of Another Person. On September 27, 1994, Agway Holdings,Inc., a Delaware
    corporation ("AHI") and a subsidiary of Agway, Inc., entered into an agreement (the "Stockholder Agreement") with PF Acquisition Corp., a New York corporation (the "Purchaser") and a wholly owned subsidiary of Pro-Fac Cooperative, Inc., a New York cooperative corporation ("Pro-Fac"), pursuant to which AHI agreed, subject to certain conditions, to tender pursuant to the tender offer by Purchaser for all shares of Class A Common Stock and Class B Common Stock, par value $.99 per share (collectively, the "Shares"), of Curtice-Burns Foods, Inc.
    (the "Company"), to tender all such Shares owned by it within five business days after the commencement of the tender offer and, subject to applicable law and the terms and conditions of the Stockholder Agreement, to not withdraw such Shares. AHI holds 899,447 Shares and 2,036,643 Shares of Class A Common Stock and Class B Common Stock, respectively (the "AHI Shares"). Pursuant to the Stockholder Agreement, AHI also has agreed to vote, if necessary, the AHI Shares in favor of the Agreement  and Plan of Merger, dated as of September  27, 1994
    (the "Merger Agreement"), among the Company, Pro-Fac and the Purchaser and the merger of the Purchaser into the Company (the "Merger").
    In addition to the agreement to tender, AHI has, pursuant to the Stockholder Agreement, granted the Purchaser an option (the "Option"), exercisable upon the terms and conditions set forth in the Stockholder Agreement, to purchase at a price of $19 per Share any
    AHI Shares tendered by AHI and subsequently withdrawn (other than under the circumstances  where less than $19 in cash is to be paid
    for the Shares or the Merger Agreement has been terminated).   The
    Purchaser has  agreed that it will not  accept any Shares of Class
    A Common  Stock for payment pursuant  to the Offer unless  it accepts
    at least 44%  of the  Shares  of Class  A   Common  Stock then  out-
    standing  (not including  any Shares of Class  A Common Stock  held by
    AHI). Similarly, the Purchaser shall not be entitled to purchase AHI Shares under the Option unless it shall have accepted for payment, or shall be simultaneiouly accepting for payment, at least 44% of the Shares of Class A Common Stock then outstanding (not including any
    Shares of Class A  Common Stock held by AHI).   Pro-Fac has separately
    filed a Schedule 13D reporting its beneficial ownership of the shares described herein.

  --------------------------               ----------------------------
  |  CUSIP No.   231382102 |               | Page   5   of   5  Pages |
  --------------------------               ----------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Agway Inc. beneficially owns the Curtice Burns shares of Class A and Class B Common Stock through ownership of the recordholder of such shares, Agway Holdings, Inc., a wholly-owned subsidiary of Agway Inc.'s direct wholly-owned subsidiary, Agway Financial Corporation.

Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10.  Certification.

          Not Applicable.


                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               October 12, 1994
                                  ----------------------------------------
                                                    (Date)

                                            /s/ Peter J. O'Neill
                                  ----------------------------------------
                                                  (Signature)

                                   Peter J. O'Neill, Senior Vice President
                                  ----------------------------------------
                                                  (Name/Title)